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NEWS   RELEASE

Dorato confirms presence of widespread Gold mineralization at its El Tambo Property, Cordillera del Condor Project, Peru

Assays up to 52 g/t (1.5 oz/ton) Gold

DRI-NR-08-06

July 30, 2008

Vancouver, British Columbia… Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt: DO5) is pleased to announce that initial sampling has confirmed the presence of widespread gold – silver mineralization on its El Tambo Property, Cordillera del Condor Project, Peru.

The average of all samples collected to date (N=155), including unaltered rock for comparison purposes, is 1.71 g/t Au. The area forms the geological extension of the prolific Ecuadorian Cordillera del Condor District and El Tambo represents just a small portion of Dorato’s dominant, circa-700-sq. km land package where the Company enjoys first mover status (Figure 1).

The results range from barren rock to 52 g/t gold.  35 samples of obviously mineralized structures and veins range from anomalous to 52 g/t Au and average 16.38 g/t gold and 83 g/t silver.  The majority of the results represent 2 metre continuous chip samples which repeat and expand upon previous limited sampling by AngloGold Ashanti.

The Company has recently commenced an aggressive $7 million dollar exploration campaign and is highly encouraged by results to date – there has been no prior drill testing at El Tambo.

Figure 1: LandSat image of a portion of Dorato’s extensive Cordillera del Condor land position (in yellow) and location of emergent Ecuadorian Gold –Copper Districts.

Associated base metals (copper up to 3.4%, lead up to 6.16%, and zinc 20%) and pathfinder elements are all anomalous (As, Bi, Hg, Mn & Sb) and suggestive of a significant metal bearing system with geochemical similarities to Aurelian Gold’s Fruta del Norte deposit some 20 kilometres to the north.

Project Background

Current exploration studies by the Company clearly demonstrate the area is an immediate extension of the prolific Ecuadorian precious and base metal district – host to the Mirador Porphyry District (combined mineral inventory of 25.4 billion contained lbs. copper, 4.5 million oz. gold and 30 million oz. silver), Fruta del Norte (inferred resource of 13.2M oz contained gold) as well as the Chinapintza and Nambija Gold Districts (Figure 1 & 2).

Dorato’s exploration program will screen the large, highly prospective land package using a combination proven ‘mine-finding’ geochemical and airborne geophysical techniques. The Company’s objective is to define first order drill targets for testing later in the year.

The Company presently has 60 people in the field.

Figure 2 (across): Summary and simplified targeting map of Peruvian extension of Cordillera del Condor belt.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The work programs at Dorato were designed by, and are supervised by Mark D. Cruise and Dr. Paul Klipfel (geological consultants), who together are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Vancouver, for assay.  ACMEs quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Dorato personnel in order to independently assess analytical accuracy. Finally, representative blind duplicate samples are routinely forwarded to ACME and an ISO compliant third party laboratory for additional quality control.

About Dorato Resources Corp.

The Company is an exploration mining company focused on the highly prospective Cordillera del Condor Gold District in Peru. Recent exploration on the Ecuadorian side of the border has been highly successful and includes a number of major gold and copper discoveries. Key features of the Dorato land package includes shared geology, structural setting, proximity, extensions of known trends and numerous placer gold occurrences. Dorato has acquired first mover status with its strategic land package that has successfully locked in a significant portion of this exciting emergent gold-copper district.

On Behalf of the Board of Directors of

DORATO  RESOURCES INC.

“Anton J. Drescher” (signed)

Anton J. Drescher, President

Contact Information:

Quentin Mai, Manager – Investor Relations and Corporate Communications

Email: qmai@doratoresources.com

Phone: (604) 408-7488 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.